December 19, 2005

Mr. William Bennett
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0511
Washington, D.C.  20549


         RE:      Stone Mountain Resources, Inc.
                  Amendment No. 4 to Registration Statement on Form SB-2 Filed October 27, 2005
                  File No. 333-123735

We represent Stone Mountain Resources, Inc. ("Stone Mountain"). We are in receipt of your letter dated November 29, 2005 regarding the above referenced filing and the following are our responses:

General

1. The Management and Certain Relationships and Related Transactions sections have been revised to disclose the facts and circumstances surrounding Chubasco Resources Corp. and Scott Young. Please note that the Company has confirmed that it has no knowledge of the consideration received by Mr. Young in the merger agreement and therefore this consideration has not been set forth in the SB-2.

     ANSWER: The Management and Certain Relationships and Related Transactions sections have been revised to disclose the facts and circumstances surrounding Chubasco Resources Corp. and Scott Young. Please note that the Company has confirmed that it has no knowledge of the consideration received by Mr. Young in the merger agreement and therefore this consideration has not been set forth in the SB-2.

About Our Company

2. Disclose both here and in MD&A your available cash balance as of the most recent practical date.

     ANSWER: Both this section and the MD&A have been revised to disclose the available cash balance as of November 30, 2005.

3. We note the disclosure that you do not have sufficient capital to pay (1) the remaining offering expenses, (2) the additional amounts owned under your property option or (3) the earning costs mandated by the Midas Agreement. Quantify the amount of each and the date that each is due. Highlight the repercussions to the company, including its plan to mine the CAB claims, and to investors in this offering should you fail to make payment under the property option and Midas Agreement by the date the next payment is due. Provide similar disclosure in MD&A.

     ANSWER: This section and the MD&A have been revised to disclose the following: (i) Mr. Peter Dodge will pay for the monthly costs to run the Company; (ii) the Company's counsel has agreed to accept an initial payment of $7,500 (which has been paid) and $30,000 if and when the Company has a listing on the OTC Bulletin Board; and
               (iii) Midas has agreed to delay the scheduled February 15, 2006 option payment of $30,000 until October 15, 2006. In addition, both sections have been revised to disclose that in the event the Company fails to make a payment we will lose our CAB claims.

4. Given that you do not have sufficient capital to pay the remaining offering expenses, the additional amounts owed under your property option or the earning costs mandated by the Midas Agreement, we are confused by the disclosure that you will need to raise additional capital to continue your operations beyond a "twelve month period." You do not appear to have sufficient capital to continue your operations beyond the present. Revise and provide similar disclosure in MD&A.

     ANSWER: This section and the MD&A have been revised to disclose that the Company needs to raise additional capital within the next twelve months in order to continue its operations beyond the present.



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5.   Explain in the Summary Financial Data section the reason why no research and exploration amounts were expanded during the three months ended June 30, 2005, the impact this will have on your plan of operations, when you anticipate recommencing such activities, and how they will be funded. Provide similar disclosure in MD&A, which currently suggests that research and exploration amounts were expanded through and including the three months ended June 30.

     ANSWER: This section and the MD&A have been revised to disclose that the no research and exploration amounts were expended because the Company has not begun work on the CAB claims due to lack of funds. In addition, disclosure was included that, due to winter conditions in the Nevada Mountains, the Company does not anticipate undertaking its site exploration program until the early summer of 2006.

Risk Factors, page 3

6. Reference is made to the second paragraph of risk factor one where you state that if you are unable to obtain financing on reasonable terms, you could be forced "to delay, scale back or eliminate product and service exploration programs." This disclosure is vague and ambiguous. First, we believe that if you are unable to pay the amounts owed under the property option agreement or the earnings costs mandated by the Midas Agreement, you will lose your option or right to mine the CAB claims and will therefore have no property to mine. Given that your business plan is to mine the CAB claims, this result would seem to represent something more than just a delay or scaling back. Second, it is not clear what is meant by "certain product and service exploration programs." The only exploration programs discussed in the prospectus relate to the CAB claims.

     ANSWER: This risk factor and the MD&A has been amended to disclose that in the event the Company is unable to obtain financing on reasonable terms or negotiate an extension for the option payments and Earning Costs, the Company will lose the CAB claims.

Website, page 15

7.   The disclosure in this section is not clear. Please revise.

     ANSWER: This section has been revised to disclose that the website will provide the Company's shareholders and investors with information relating to the exploration of the properties in the summer of 2006.

Management, page 15

8. Scott Young is no longer an officer or director. The first sentence of the final paragraph on page 16 should be revised accordingly.

     ANSWER: This first sentence of the final paragraph on page 16 has been revised to disclose that Scott Young is no longer an officer or director of the Company.

Experts, page 24

9. The $7,500 in legal fees paid to Anslow & Jaclin appears to have been for services related to prior private placements, this offering and a Form 15(c)(2)(11). Allocate this fee to each. In addition, allocate the $30,000 payment that Anslow & Jaclin will receive when the filings are accepted, identify the filings you are referring to, disclose this $30,000 commitment in MD&A, and revise the disclosure regarding your liquidity as appropriate. Finally, reconcile the amount of such fees with Item 25 of Part II of the registration statement as requested in prior comment 13 to our letter dated August 17, 2005.

     ANSWER: This section has been revised to disclose that the Company has entered into an agreement with Anslow & Jaclin pursuant to which Anslow & Jaclin will prepare and file (i) this Form SB-2 with the SEC; and, (ii) a Form 211 for submission by an NASD member firm for an OTC Bulletin Board listing. Further disclosure was made that pursuant to the agreement, the Company will pay Anslow & Jaclin, LLP $37,500, of which $7,500 was paid upon execution of the agreement and the remaining balance of $30,000 shall be paid once the Company is approved to quote on the Over the Counter Bulletin Board.

10. Clarify the time-frame for payment to counsel of the $30,000; i.e. "When the company is approved to quote on the Over The Counter Bulletin Board" as stated in the retainer agreement filed as exhibit 10.4.

     ANSWER: This section has been revised to disclose that the remaining balance of $30,000 shall be paid once the Company is approved to quote on the Over the Counter Bulletin Board.

Financial Statements



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11.  Please revise to provide updated interim financial statements as required by Item 310(g) of Regulation S-B.

     Answer: The financial statements have been updated as required by Item 310(g) of Regulation S-B.

Part II

Item 26, Recent Sales of Unregistered Securities

12. In each instance where you set forth the facts supporting your reliance on Rule 506 of Regulation D, you disclose that each investor "complete a questionnaire to confirm that there were `sophisticated' investors." We request that you revise this disclosure, if true, to state that the company made a reasonable investigation to determine and confirm that all investors were sophisticated.

     ANSWER: This section has been revised to disclose that the Company made a reasonable investigation to determine and confirm that all investors were sophisticated.

Very truly yours,

ANSLOW & JACLIN, LLP


By:  /S/ Gregg E. Jaclin
---------------------------------
         GREGG E. JACLIN